
04029710

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Full Title of the Plan:

MAYTAG CORPORATION SALARY SAVINGS PLAN

Name of the Issuer of the Securities Held Pursuant to the Plan:

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208


THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MAYTAG CORPORATION SALARY SAVINGS PLAN
(Name of Plan)



Rex O. Miller
Senior Director Corporate Compensation and Benefits

June 25, 2004

Consent of Independent Registered Public Accounting Firm

Shareowners and Board of Directors
Maytag Corporation

We consent to the incorporation by reference in Registration Statement Number 333-101998, on Form S-8 pertaining to the Maytag Corporation Salary Savings Plan of our report dated May 21, 2004, with respect to the financial statements and schedule of the Maytag Corporation Salary Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.



Chicago, Illinois
June 22, 2004

Financial Statements and Supplemental Schedule

Maytag Corporation Salary Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Employer Identification #42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Assets Available for Benefits 2
Statements of Changes in Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 14

0403-0527277

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 21, 2004

EIN 42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investment in Maytag Corporation Savings Plan Master Trust	**$351,576,418**	$274,216,276
Participant loans	**6,684,913**	5,920,987
Employee contributions receivable	**2,796,716**	2,462,535
Assets available for benefits	**$361,058,047**	$282,599,798

See notes to financial statements.

EIN 42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2003 and 2002

Assets available for benefits at December 31, 2001	$274,248,149
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment loss	(35,071,678)
Participant loans interest	445,451
Employee contributions	31,664,371
Benefit and withdrawal payments	(26,111,283)
Transfer from other plan	50,975,881
Transfer to other plan	(13,554,914)
Other	3,821
Net increase	8,351,649
Assets available for benefits at December 31, 2002	282,599,798
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment gain	**50,641,804**
Participant loans interest	**365,300**
Employee contributions	**30,639,928**
Benefit and withdrawal payments	**(31,500,253)**
Transfer from other plan	**28,395,679**
Other	**(84,209)**
Net increase	**78,458,249**
Assets available for benefits at December 31, 2003	**$361,058,047**

See notes to financial statements.

Maytag Corporation Salary Savings Plan

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Description of the Plan

The following description of the Maytag Corporation Salary Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 21, 2001, employees at Maytag Corporation's G.S. Blodgett (Blodgett) subsidiary were no longer permitted to contribute to the Plan due to the sale of the Blodgett division in December 2001. All affected participant balances were transferred from the Plan during June 2002.

On August 1, 2001, Maytag Corporation (the Company) acquired the major appliances and commercial microwave oven businesses of Amana Appliances (Amana). Effective January 1, 2002, Maytag employees that were formerly eligible to participate in the Goodman/Amana 401(k) Plan and the Amana Company L.P. 401(k) Plan for Specified Hourly Payroll Employees became eligible to participate in the Plan. Assets were transferred into the Plan on February 1, 2002, for all participants of the aforementioned plans who were employed by the Company subsequent to the purchase of Amana on August 1, 2001.

On December 31, 2003, the Hoover Company Retirement Savings Plan for Hourly-Rated Employees merged into the Plan.

Participation

Substantially all individuals employed domestically by the Company on a full-time salaried or hourly basis who are not covered by a collective bargaining agreement are eligible to participate in the Plan. Additionally, employees covered by a collective bargaining agreement providing for participation in the Plan are eligible to participate

1. Description of the Plan (continued)

in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the first full month of employment or the completion of any probationary period if the probationary period is later.

Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions are made to the Maytag Corporation Employee Stock Ownership Plan (ESOP). All participants in the Plan are automatically enrolled in the ESOP. The matching contributions are credited to the participant's ESOP accounts in shares of the Company's common stock having a fair value equal to 50% of the first 6% of pretax annual compensation that a participant contributes to the Plan. (See 2003 Plan changes.)

Effective July 1, 2002, participants age 50 or older are eligible to make pretax catch-up contributions as allowed under The Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective for the first pay period on or after July 1, 2002 allocations among the investment funds are made in multiples of 5%, in accordance with the participant's election, and may be changed daily for all funds other than the Maytag Stock Fund, which may be changed weekly. Prior to July 1, 2002, participant contributions were allocated among the investment funds in multiples of 10%.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) recognition. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Loans

All eligible members and beneficiaries are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately and fully vested in their contributions and the Company match to the ESOP, together with earnings, if any, thereon.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account or monthly installments over a 10-year period if the participant is over 62 years of age. If their account value is greater than $5,000, participants may leave their account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to the ESOP at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

1. Description of the Plan (continued)

2003 Plan Changes

Beginning on the dates shown, the following groups are eligible for a higher matching of 100% on the first 3% of pay and 50% on the next 2% of pay:

1. Employees hired or rehired on or after January 1, 2003, as a salaried employee at all U.S. locations or an hourly employee at Jackson, TN, Cleveland, TN, Milan, TN, Dixie-Narco, Searcy, AR, Florence, SC, or at a regional distribution center for Maytag Appliances effective upon their participation in the Plan.

2. Active employees of the above groups electing the enhanced 401(k) match effective July 1, 2003.

3. Jade and El Paso hourly employees effective July 1, 2003.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Held by Master Trust

The Plan is a participant in The Maytag Corporation Savings Plan Master Trust (Master Trust). The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31. The Plan records its equity in the net investment income, including net appreciation or depreciation, of the Master Trust based on the Plan's proportionate equity in the net assets of the Master Trust prior to such allocation. Fidelity Investments (Trustee) is the custodian of the Master Trust's investments.

Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units owned by the Master Trust in the collective trust fund

2. Summary of Significant Accounting Policies (continued)

is based on a quoted redemption value on the last business day of the Plan's year. Synthetic guaranteed insurance contracts (SGICs) are stated at contract value, which approximates fair value. Contract value represents initial contract value plus accrued interest. Interest is credited monthly to the SGICs based on the contract rates.

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

3. Master Trust Net Assets

Participants may elect to invest their contributions in 18 available investment funds managed by Fidelity Investments.

Prior to the Plan's merger with The Hoover Company Retirement Savings Plan for Hourly-Rated Employees, the assets of the Plan were commingled with the assets of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees under a Master Trust Agreement. The Trustee accounts for each plan's total assets separately but does

3. Master Trust Net Assets (continued)

not identify individual investments for each plan in the Master Trust. The following represents the net assets and net investment income of the Master Trust, as well as the Plan's share in the Master Trust at December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002:

	Master Trust's Net Assets	
	December 31	
	2003	**2002**
Equity Income Fund	**$ 56,223,934**	$ 44,117,226
Income Accumulation Fund	**–**	55,447,132
Managed Income Portfolio II Fund	**52,955,590**	–
Maytag Stock Fund	**23,118,169**	23,733,875
Magellan Fund	**100,457,385**	81,091,732
Intermediate Bond Fund	**17,440,557**	16,380,625
Retirement Money Market Fund	**17,051,781**	16,821,765
Government Securities Fund	**7,077,605**	6,992,315
Spartan U.S. Equity Index Fund	**21,685,068**	15,925,821
Small Cap Stock Fund	**15,605,629**	10,881,216
Diversified International Fund	**16,034,949**	10,252,621
Fidelity Freedom Income Fund	**289,785**	166,773
Fidelity Freedom 2000 Fund	**579,572**	214,450
Fidelity Freedom 2010 Fund	**8,507,889**	6,506,224
Fidelity Freedom 2020 Fund	**1,852,557**	974,280
Fidelity Freedom 2030 Fund	**755,953**	409,150
Fidelity Freedom 2040 Fund	**304,088**	136,708
T. Rowe Price New America Growth Fund	**4,241,598**	2,217,230
T. Rowe Price Equity Income Fund	**7,394,309**	4,876,888
	$351,576,418	$297,146,031
Plan's interest in the Master Trust	**$351,576,418**	$274,216,276
Plan's percentage interest in the Master Trust's investments	**100%**	92.3%

3. Master Trust Net Assets (continued)

	Shares/Units Owned By Master Trust	
	December 31	
	2003	2002
Equity Income Fund	**1,130,129**	1,112,106
Income Accumulation Fund	**–**	55,447,132
Managed Income Portfolio II Fund	**52,955,590**	–
Maytag Stock Fund	**830,096**	832,768
Magellan Fund	**1,027,802**	1,026,998
Intermediate Bond Fund	**1,636,075**	1,526,619
Retirement Money Market Fund	**17,051,781**	16,821,765
Government Securities Fund	**692,525**	667,206
Spartan U.S. Equity Index Fund	**550,243**	511,262
Small Cap Stock Fund	**869,879**	818,137
Diversified International Fund	**664,799**	597,472
Fidelity Freedom Income Fund	**26,130**	15,733
Fidelity Freedom 2000 Fund	**49,200**	19,478
Fidelity Freedom 2010 Fund	**653,448**	568,726
Fidelity Freedom 2020 Fund	**142,285**	91,568
Fidelity Freedom 2030 Fund	**58,375**	39,956
Fidelity Freedom 2040 Fund	**40,223**	23,329
T. Rowe Price New America Growth Fund	**142,192**	100,509
T. Rowe Price Equity Income Fund	**306,056**	246,432

As of December 31, 2002, the Master Trust had entered into two SGICs. The purpose of these contracts was to protect the marketable security portfolio within the Income Accumulation Fund from losses due to market fluctuations. The average yield for this fund was 5.06% in 2002. The portfolio's blended crediting interest rate was 4.61% at December 31, 2002. The contracts in the Income Accumulation Fund matured during 2003, and the funds were invested in the Managed Income Portfolio II Fund.

3. Master Trust Net Assets (continued)

The Income Accumulation Fund consisted of the following:

Issuer	Contract Due Date	Crediting Interest Rate at December 31 2002	Contract Value December 31 2002
Chase Manhattan Bank	05/15/03	4.97%	$ 2,012,836
	11/17/03	4.82	2,041,657
Fidelity Investments Short-Term Investment Fund		–	51,392,639
Total Income Accumulation Fund		–	$55,447,132

The SGICs are stated at contract value, which approximates fair value; the value of the wrappers was approximately $87,600 at December 31, 2002.

	Year ended December 31 2003	2002
Net investment gain (loss) income:		
Interest and dividend income	**$ 7,972,705**	$ 6,874,139
Net realized and unrealized appreciation (depreciation) in the fair value of investments	**46,750,831**	(45,171,984)
Net investment gain (loss)	**$54,723,536**	$(38,297,845)
Plan's share of net investment gain (loss)	**$50,641,804**	$(35,071,678)
Plan's % of Master Trust's net investment gain or loss	**92.5%**	91.6%

The net realized and unrealized appreciation (depreciation) in the fair value of investments is derived from mutual fund investments, except for the Maytag Stock Fund, which invests solely in the Company's stock that experienced depreciation of fair value of $60,326 and $343,304 in 2003 and 2002, respectively.

4. Transactions With Related Parties

The Plan received dividends from the Company of $557,786 and $518,149 during the years ended December 31, 2003 and 2002, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31	
	2003	**2002**
Net assets available for benefits – Financial statements	**$361,058,047**	$282,599,798
Less: Deemed distributions	**(80,002)**	–
Net assets available for benefits – Form 5500	**$360,978,045**	$282,599,798

8. Subsequent Events

Effective July 31, 2004, Hoover hourly employees are eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. Hoover hourly employees hired or rehired on or after January 1, 2004, are also eligible for the higher matching contributions.

Effective June 1, 2004, nonhighly compensated employees are eligible to contribute up to 50% of their eligible pretax compensation. Employees were given the opportunity to receive dividends received from the Maytag Stock Fund in cash through a dividend pass-through. Also effective June 1, 2004, several new funds were introduced to employees and others were eliminated. Existing balances will be mapped to new funds and transferred on September 1, 2004.

Supplemental Schedule

Maytag Corporation Salary Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue	Current Value
Participants' loans (varying maturities with interest rates ranging from 5% to 10.5%)	$6,604,911